Let's talk about positioning




2003 MANAGEMENT PROXY CIRCULAR





                                                            [LOGO] ABITIBI
                                                                   CONSOLIDATED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



The Annual Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montreal, Quebec, Canada, on Thursday, April 29, 2004 at 11:00 a.m.(Montreal time) for the following purposes:

     1. to receive the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2003 and the auditors' report thereon;

     2.   to elect the directors for the ensuing year;

     3. to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

     4. to transact such other business as may properly come before the meeting or any reconvened meeting following its adjournment.








Montreal, February 24, 2004
By Order of the Board,





[SIGNATURE JACQUES P. VACHON]




JACQUES P. VACHON
Senior Vice-President, Corporate Affairs & Secretary



Shareholders who are unable to attend the Annual Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Computershare Trust Company of Canada at 100 University Avenue, Suite 900, Toronto, Ontario M5J 2Y1, by April 28, 2004.



Call Georgeson Shareholder Communications Canada Corp. at 1-866-800-4543 should you have any questions with respect to the Annual Meeting.

VOTING INFORMATION

WHO IS SOLICITING MY PROXY?
The Management of the Company is soliciting your proxy for use at the Annual Meeting of Shareholders (the "Meeting") to be held on April 29, 2004.

HOW WILL THE SOLICITATION BE DONE?
The solicitation will be made primarily by mail. You will be required to sign and return the proxy form to ensure your votes are exercised at the Meeting. The Company has also retained the services of Georgeson Shareholder Communications Canada Corp. to solicit proxies, among other services. The cost of solicitation and such other services is estimated at approximately $45,000 and will be borne by the Company.

WHAT WILL I BE VOTING ON?
As this year's Meeting will be a regular meeting, you will be voting on:
   1. THE ELECTION OF DIRECTORS OF THE COMPANY
   2. THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S AUDITORS.

HOW WILL THESE ISSUES BE DECIDED?
A simple majority of votes cast, either by proxy or in person, will constitute approval of each of the items specified in this Circular.

HOW MANY VOTES DO I HAVE?
Each shareholder is entitled to one vote for each common share held at the close of business on March 15, 2004, such date being the record date.

The list of shareholders entitled to vote will be available for inspection on and after March 17, 2004, during usual business hours, at the office of Computershare Trust Company of Canada and at the Meeting.

HOW MANY SHARES ARE ELIGIBLE TO VOTE?
The number of eligible votes will be equal to the number of common shares outstanding on March 15, 2004. On February 24, 2004, the Company had 440,174,994 common shares outstanding.

ARE THERE ANY PRINCIPAL SHAREHOLDERS?
As of February 24, 2004, to the knowledge of the directors and officers of the Company, no person beneficially owned, or exercised control or direction over, more than 10% of the Company's outstanding common shares, except for the following:
     o Quebecor Inc. ("Quebecor"), which is the registered holder of 44,821,024 common shares representing approximately 10.18% of the Company's outstanding common shares; and

     o Capital Group International, Inc. ("CGII"), which is the parent holding of a group of investment management companies holding investment power and, in some cases, voting power over 57,276,420 shares or 13.0% of the common shares of the Company. CGII does not have investment power or voting power over any of the common shares of the Company. However, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934, CGII may be deemed to "beneficially own" the said shares.

WHO COUNTS THE VOTES AND IS IT CONFIDENTIAL?
Proxies are counted by the Transfer Agent of the Company, namely Computershare Trust Company of Canada. The Transfer Agent preserves the confidentiality of individual shareholder votes except:
     a) when the shareholder clearly intends to communicate his or her individual position to Management, and
     b)   as necessary to comply with legal requirements.

HOW DO I VOTE?
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting, or in advance by proxy, as explained below. If your shares are held in the name of a nominee, please see the instructions below under the heading "How can a non-registered holder vote?".

HOW DO I VOTE IN ADVANCE BY PROXY?
Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxy holder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxy holder. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS OF THE COMPANY. HOWEVER, YOU MAY APPOINT ANOTHER PERSON TO REPRESENT YOU AT THE MEETING, INCLUDING A PERSON THAT IS NOT A SHAREHOLDER. You may do so by striking the names printed on the proxy form and inserting another person's name in the blank space provided or by completing another proxy form. In order to be counted, the completed proxy forms must be deposited with Computershare Trust Company of Canada by April 28, 2004.

HOW WILL MY PROXY BE VOTED?
On the proxy form, you may indicate how you want your proxy holder to vote your shares, or you can let your proxy holder decide for you.

If you have specified on the proxy form how you want your shares to be voted on a particular issue (by indicating FOR, AGAINST or WITHHOLD) then your proxy holder must vote your shares accordingly.

If you have not specified on the proxy form how you want your shares to be voted on a particular issue, then your proxy holder may vote your shares as he or she sees fit.

UNLESS CONTRARY INSTRUCTIONS ARE PROVIDED, COMMON SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT, WILL BE VOTED:
     (a)  FOR THE ELECTION OF DIRECTORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR,
     (b) FOR THE APPOINTMENT OF THE AUDITORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

WHAT IF AMENDMENTS OR OTHER MATTERS ARE BROUGHT TO THE MEETING?
The enclosed proxy form gives the persons named on it the authority to use their discretion in voting on amendments to or variations of matters identified in the Notice and other matters, which may come before the Meeting. At the time of printing this Proxy Circular, management of the Company knows of no such amendments, variations or other matters. If any matters, which are not now known, should properly come before the Meeting, the persons named in the proxy form will vote on such matters in accordance with their best judgment.

WHAT IF I WANT TO REVOKE MY PROXY?
You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the registered office of the Company not later than April 28, 2004, or to the Chairman of the meeting on the day of the meeting or any adjournment, or to Computershare no later than April 28, 2004.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE?
If your common shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a trust company, a security dealer or broker, or another financial institution, or in the name of a clearing agency of which the intermediary is a participant.

In accordance with the requirements of National Instrument Policy 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the meeting materials to the clearing agencies and intermediaries for distribution to non-registered holders. The meeting materials are: the Notice of Meeting, this Management Proxy Circular, the proxy form, and the 2003 Annual Report that includes the financial statements and management's discussion and analysis.

The intermediaries are required to forward the meeting materials to a non-registered holder unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials. If you have not waived your right to receive the meeting materials, you will either:

     1. receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of common shares you beneficially own but that is otherwise uncompleted. You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with Computershare Trust Company of Canada, or;
     2. more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by Computershare Trust Company of Canada.

The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications. ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone). ADP tabulates the results and provides the instructions to the brokers respecting the voting of shares to be represented at the Meeting. As a non-registered holder, a proxy form received from ADP cannot be used to vote your shares directly at the Meeting. The proxy must returned to ADP well in advance of the Meeting in order to have your shares voted.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE AT THE MEETING?
Should you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), simply strike out the names of the persons indicated in the proxy form and insert your (or such other person's) name in the blank space provided. In the case of a voting instruction form, follow the corresponding directions on the form. IN EITHER CASE, YOU SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF YOUR INTERMEDIARY AND ITS SERVICE COMPANY AND ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF YOUR SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.


BUSINESS OF THE ANNUAL MEETING

FINANCIAL STATEMENTS
The Company's consolidated financial statements for the year ended December 31, 2003, the report of the auditors thereon and the compa rative financial statements for the years ended December 31, 2002 and 2001, which will be placed before the shareholders at the Meeting, are contained in the Annual Report of the Company that accompanies this Management Proxy Circular.

ELECTION OF DIRECTORS
The articles of the Company stipulate that the Board shall consist of a minimum of three directors and a maximum of twenty-one directors, as determined by the Board from time to time. The size of the Board has been set at 10 directors. The Board may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies resulting from the death, resignation or retire ment of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Management of the Company does not contemplate that any of the nominees named below will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, where the proxy is granted to the management nominees, the nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his or her successor is elected or appointed. The following tables state the name of each person proposed to be nominated for election as a director, the year in which the person first became a director of the Company, the number of common shares of the Company and deferred share units under the Company's Deferred Share Unit Plan for Non-Executive Directors (as described more fully in the "Compen sationof Directors" section below) beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of February 24, 2004, the person's principal occupation, employment for the past 5 years, committee membership and attendance levels on committees of the Board and the Board of Directors in 2003.

NOMINEES
----------------------------------   ---------------------------------------------------------------------------------------------
                                      CURRENT POSITION:
[PHOTO]                               Chairman of Hansol Group (conglomerate)

                                      POSITION DURING THE PAST 5 YEARS:
                                      2003:      Chairman of Hansol Group
                                      2001-2002: Chief Executive Officer and Chairman
                                      1997-2001: Vice-Chairman of Hansol Group

DONG KIL CHO                          OTHER BOARDS & COMMITTEES:
Seoul, South Korea                    Chairman: Korea Paper Manufacturers Association and Korean Tennis Association
Became Director in 2002
                                      EDUCATION:
Common Shares: 714                    Phillips Academy in Andover, Massachusetts
DSU's: 10,017                         B.A. in Economics, Yonsei University, Seoul

----------------------------------   ---------------------------------------------------------------------------------------------

NOMINEES
----------------------------------   ---------------------------------------------------------------------------------------------
                                        CURRENT POSITION:
                                        Partner, Torys LLP

[PHOTO]                                 POSITION DURING THE PAST 5 YEARS:
                                        Same

                                        OTHER BOARDS & COMMITTEES:
                                        Advisory Committee of University College, University of Toronto
MARLENE DAVIDGE
Toronto, Ontario                        EDUCATION:
Became Director in 2001                 B.A., University of Toronto
                                        LL.B., Osgoode Hall Law School
Common Shares: 2,493
DSU's: 0

----------------------------------   ---------------------------------------------------------------------------------------------

                                        CURRENT POSITION:
                                        President and Chief Executive Officer, Metropolitain Development Foundation
                                        of Central New York
[PHOTO]
                                        POSITION DURING THE PAST 5 YEARS:
                                        2002-2003: Chairman of National Grid U.S.A. (holding company) and Chairman of Niagara Mohawk Holdings, Inc.
                                        1999-2002: Chairman and Chief Executive Officer of Niagara Mohawk Holdings
WILLIAM E. DAVIS                                   and Niagara Mohawk Power Corporation
Skaneateles, New York
Became Director in 2003                 OTHER BOARDS & COMMITTEES:
                                        Consol Energy Inc., Syracuse University Board of Trustees and the Metropolitain
Common Shares: 16,021                   Development Foundation of Central New York.
DSU's: 0
                                        EDUCATION:
                                        B.A., United States Naval Academy
                                        M.Sc., The George Washington University

----------------------------------   ---------------------------------------------------------------------------------------------

                                        CURRENT POSITION:
                                        Chairman of the Board, Abitibi-Consolidated Inc.
[PHOTO]
                                        POSITION DURING THE PAST 5 YEARS:
                                        1997-2003: Counsel, McCarthy Tetrault LLP. Mr. Drouin has ceased practicing with such firm in December 2003.

                                        OTHER BOARDS & COMMITTEES:
RICHARD DROUIN, O.C., Q.C.,             Chairman:North American Electric Reliability Council (NERC), Stelco Inc., Canadian
Quebec, Quebec                          Niagara Power, Transelec S.A. (Chili)
Became Director in 1995                 Director: Acres International, American Superconductor Corporation,
                                        Aeroports de Montreal, Gesca, President's Choice Financial, and Provigo Inc.
Common Shares: 6,721
DSU's: 25,427                           EDUCATION:
                                        B.A., College Jean de Brebeuf
                                        LL.B., Universite Laval

----------------------------------   ---------------------------------------------------------------------------------------------

NOMINEES
----------------------------------   ---------------------------------------------------------------------------------------------

                                       CURRENT POSITION:
                                       Corporate director and consultant

                                       POSITION DURING THE PAST 5 YEARS:
                                       2003:      Corporate director and consultant
                                       1999-2002: President and Chief Executive Officer of the Canadian Pulp and Paper
                                                  Association

LISE LACHAPELLE                        OTHER BOARDS & COMMITTEES:
Montreal, Quebec                       Industrielle Alliance Inc., Russel Metals Inc., BNP-Paribas (Canada), Innergex Power
Became Director in 2002                Trust, Mirabaud Canada Inc., Ecole des Hautes Etudes Commerciales.

Common Shares: 3,997                   EDUCATION:
DSU's: 0                               B.A.A., Ecole des Hautes Etudes Commerciales, Universite de Montreal
                                       University of Western Ontario and Harvard Business School

----------------------------------   ---------------------------------------------------------------------------------------------

                                       CURRENT POSITION:
                                       Corporate Director
[PHOTO]
                                       POSITION DURING THE PAST 5 YEARS:
                                       2001-2003: Corporate Director
                                       1999-2001: Executive Vice-President and Chief Financial Officer
                                                  of the Hudsons' Bay Company (HBC)

GARY J. LUKASSEN, C.A.                 OTHER BOARDS & COMMITTEES:
Toronto, Ontario                       The North West Company, Stelco Inc.
Became Director in 2003
                                       EDUCATION:
Common Shares: 3,021                   Chartered Accountant, McGill University
DSU's: 1,669

----------------------------------   ---------------------------------------------------------------------------------------------

                                       CURRENT POSITION:
                                       President, Beauwood Investment Inc. (private investment company)
[PHOTO]
                                       POSITION DURING THE PAST 5 YEARS:
                                       Same

                                       OTHER BOARDS & COMMITTEES:
                                       Chairman: Cadillac Fairview Corp.
C. EDWARD MEDLAND, C.M.                Director: Global Telecom Corp., MCM Split Share Corp., Premium Income Corp.
Toronto, Ontario                       and Financial World Split Corp.
Became Director in 1978
                                       EDUCATION:
Common Shares: 15,381                  B.A., University of Toronto
DSU's: 27,563
----------------------------------   ---------------------------------------------------------------------------------------------

NOMINEES
----------------------------------   ---------------------------------------------------------------------------------------------

                                       CURRENT POSITION:
                                       President of Thomson Investments Limited (holding company)
[PHOTO]
                                       POSITION DURING THE PAST 5 YEARS:
                                       Same

                                       OTHER BOARDS & COMMITTEES:
                                       The Thomson Corporation, Rogers Communications, the Canadian Psychiatric
JOHN A. TORY, Q.C.                     Research Foundation
Toronto, Ontario
Became Director in 1965                EDUCATION:
                                       LL.B., University of Toronto
Common Shares: 61,000
DSU's: 28,165

----------------------------------   ---------------------------------------------------------------------------------------------

                                       CURRENT POSITION:
                                       Partner, Davies Ward Phillips & Vineberg LLP
[PHOTO]
                                       POSITION DURING THE PAST 5 YEARS:
                                       Same

                                       OTHER BOARDS & COMMITTEES:
                                       Trustee: Art Gallery of Ontario Foundation
DAVID A. WARD, Q.C.                    Member:  Advisory Board Heart & Stroke Foundation/Richard Lewar Centre
Toronto, Ontario                                of Excellence, University of Toronto
Became Director in 1981
                                       EDUCATION:
Common Shares: 8,371                   B.A., Queen's University
DSU's: 0                               LL.B., Osgoode Hall Law School

----------------------------------   ---------------------------------------------------------------------------------------------

                                       CURRENT POSITION:
                                       President and Chief Executive Officer, Abitibi-Consolidated Inc.
[PHOTO]
                                       POSITION DURING THE PAST 5 YEARS:
                                       Same

                                       OTHER BOARDS & COMMITTEES:
                                       Forest Products Association of Canada, Pulp and Paper Research Institute of Canada,
JOHN W. WEAVER                         American Forest and Paper Association and Institute of Paper Science and Technology
Montreal, Quebec
President and CEO                      EDUCATION:
Became Director in 1999                B.Sc., Mount Union College
                                       M.Sc. and Ph.D., Institute of Paper Science and Technology
Common Shares: 94,240
DSU's (1): 95,795
----------------------------------   ---------------------------------------------------------------------------------------------

(1) Mr. Weaver receives no additional compensation for his services as a director of the Company. The deferred share units set forth above were granted to Mr. Weaver pursuant to the deferred share unit plan for executives described more fully below under "Report of the Human Resources and Compensation Committee on Executive Compensation -Ongoing Compensation; Annual Incentives".

COMMITTEES OF THE BOARD - COMPOSITION AND ATTENDANCE SINCE PREVIOUS ANNUAL
MEETING
Yearly, after the election of directors at the Annual Meeting, the Corporate Governance Committee recommends to the Board the allocation of Board members to each of the committees of the Board. Since April 23, 2003, the Committees of the Board have been composed as follows:

                                                                   ATTENDANCE COMMITTEE MEETINGS           ATTENDANCE BOARD MEETINGS
                                                                   -----------------------------           -------------------------
AUDIT COMMITTEE
C. Edward Medland, Chair                                                                     3/3                                 5/5
William E. Davis                                                                             3/3                                 5/5
Lise Lachapelle                                                                              3/3                                 5/5
Gary J. Lukassen                                                                             2/3                                 5/5
David Ward (resigned from Committee in December 2003)                                        3/3                                 5/5
-----------------------------------------------------              -----------------------------------------------------------------

CORPORATE GOVERNANCE COMMITTEE
Richard Drouin, Chair                                                                        2/2                                 5/5
William E. Davis                                                                             2/2                         (see above)
Marlene Davidge                                                                              2/2                                 5/5
John A. Tory                                                                                 1/2                                 4/5
-----------------------------------------------------              -----------------------------------------------------------------

ENVIRONMENT, HEALTH & SAFETY COMMITTEE
Jean Gaulin, Chair                                                                           1/1                                 5/5
Dong Kil Cho                                                                                 1/1                                 5/5
Lise Lachapelle                                                                              1/1                         (see above)
Gary J. Lukassen                                                                             1/1                         (see above)
David Ward                                                                                   1/1                         (see above)
-----------------------------------------------------              -----------------------------------------------------------------

HUMAN RESOURCES & COMPENSATION COMMITTEE
John A. Tory, Chair                                                                          3/3                         (see above)
Dong Kil Cho                                                                                 3/3                         (see above)
Marlene Davidge                                                                              3/3                         (see above)
Jean Gaulin                                                                                  3/3                         (see above)
C. Edward Medland                                                                            3/3                         (see above)
-----------------------------------------------------              -----------------------------------------------------------------

COMPENSATION OF DIRECTORS
In 2003, the Board of Directors' compensation was as follows, except for Mr. Weaver, President and Chief Executive Officer of the Company:

------------------------------         ------------------------------------------------------------------------------------
ANNUAL RETAINER
o Directors                             $18,000
o Audit Committee members                $3,000
o Chair of Committees                    $3,000
o Chair of the Board                   $150,000
------------------------------         ------------------------------------------------------------------------------------

MEETING FEES
o Board and Committees                 $1,200 per meeting (not paid to Chair of the Board)
------------------------------         ------------------------------------------------------------------------------------

SHARE AWARD PLAN
o Directors                            Up to $10,000 in shares annually
o Chair of the Board                   Up to $20,000 in shares annually
------------------------------         ------------------------------------------------------------------------------------

STOCK OPTION PLAN                      Annual grant equal to $30,000 divided by average of high & low prices of the Company's common shares for each  of three years preceding the date of grant.
------------------------------         ------------------------------------------------------------------------------------

------------------------------         ------------------------------------------------------------------------------------

RETIREMENT BENEFITS                    Retirement benefits are not provided to directors who became directors after April 20, 2000.
                                       Directors who joined the Board prior to April 20, 2000 are still eligible to receive retirement benefits for 5 years after their retirement from the Board.
------------------------------         ------------------------------------------------------------------------------------

TRAVEL FEES                            $1,200 if air travel time from Director's principal residence to meeting location is more than 3 hours.
------------------------------         ------------------------------------------------------------------------------------

OTHER                                  o Related travel and out-of-pocket expenses are reimbursed;
                                       o Non-Canadian resident directors are paid the same nominal dollar amounts but in U.S.
                                         currency.
------------------------------         ------------------------------------------------------------------------------------

Except for the Audit Committee retainer, the directors' 2003 compensation level was identical to 2002's.

DIRECTORS SHARE OWNERSHIP REQUIREMENTS
To ensure that directors' compensation is aligned with shareholders' interest, outside directors are required to meet stock ownership guidelines of three times their annual retainers (including any award under the Directors' Share Award
Plan) within five years of their initial nomination to the Board.

Outside directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of deferred share units pursuant to a Deferred Share Unit Plan (the "Deferred Plan"). Under the Deferred Plan, the number of units to be credited quarterly to each participating director's account is determined by dividing the amount elected by a director to be received as deferred share units (such amount not exceeding, on a quarterly basis, 25% of the director's annual retainer, meeting fees and awards), by the fair market value of a common share on the crediting date (as determined under the Deferred Plan). After termination of Board service, directors will receive an amount equal to the number of deferred share units credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then fair market value of the common shares (as determined under the Deferred Plan).

As of December 31, 2003, a total of 170,477 common shares was held by outside directors. During 2003, 36,606 deferred share units ("DSU's") were credited to the respective accounts of the outside directors who elected to participate in the Deferred Plan and DSU's totaled 135,537 since the implementation of the Plan in 1998.

APPOINTMENT OF AUDITORS
On the recommendation of the Audit Committee, the Board of Directors proposes that PricewaterhouseCoopers LLP (PwC) be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be determined by the Audit Committee. Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.

AUDITORS' FEES
In 2003, the aggregate amounts billed for professional services rendered by the Company's auditors, PwC, to the Company and its subsidiaries were approximately $1.2 million for audit fees, $0.2 million for audit-related fees, $0.4 million for tax fees and $0 for all other non-audit fees; the comparative figures for 2002 were approximately $1.3 million, $0.1 million and $0.9 million, and $0.2million, respectively. "Audit fees" are fees for professional services for the audit of the Company's consolidated financial statements and review of interim consolidated financial statements, services that are normally provided by PwC in connection with statutory and regulatory filings or engagements or any other services performed by PwC to comply with generally accepting auditing standards; "audit-related fees" are fees for assurance and related services that are typically performed by the independent public accountant; "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees for any services not included in the first three categories.

AUDITORS' INDEPENDENCE
The Company and the Audit Committee of the Board have considered whether the provision of non-audit services performed by the auditors was compatible with maintaining PwC's independence and have concluded that it was.

POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDITORS' SERVICES
The Audit Committee has adopted the following policy and procedures regarding the engagement of the Company's auditors.

At its July meeting, the auditors must submit for approval to the committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the review of the interim consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of the auditors by the shareholders at the Company's annual shareholders meeting. The engagement letter must also include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that the Company's management recommends the committee engage the auditors to provide.

At the request of the Company's management, the committee may approve additional services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagementletters must confirm to the committee, and management must also confirm, that the proposed services are permissible under all applicablesecurities legislation or regulation.

To ensure the prompt handling of day-to-day tax-related matters, the Company's management may request the committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters until the next regular meeting of the committee.

To ensure prompt handling of unexpected matters, the committee delegates to its Chairman the authority to approve additional services. Based on the materiality of the proposed services, the Chairman may decide that a special meeting of the committee is necessary in order to assess the proposal. The Chairman reports on any action taken to the committee at its next regular meeting.

The committee is informed routinely as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Committee. The Vice-President and Corporate Controller is responsible for tracking all auditors' fees against the estimates for such services and report to the committee at its regular meetings.

As required by the Sarbanes-Oxley Act, all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company's policy and pre-approval procedures. In 2003, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OTHER BUSINESS
The Company knows of no matter to come before the Meeting other than the matters referred to above and in the Notice of Meeting.


REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE ON EXECUTIVE
COMPENSATION

It is the responsibility of the Human Resources and Compensation Committee (the "HRC Committee") to make recommendations to the Board on all major compensation policies of the Company and to oversee all aspects of compensation and career development for its senior executives. The HRC Committee also initiates the annual review by the Board of the performance evaluation and remuneration of the President and Chief Executive Officer.

As of February 24, 2004, the members of the HRC Committee are: MESSRS. DONG KIL CHO, JEAN GAULIN, C. EDWARD MEDLAND AND JOHN A. TORY (CHAIR) AND MRS. MARLENE DAVIDGE. These members are neither employees nor former employees of the Company. The HRC Committee invites the Chairman and the President and Chief Executive Officer to attend meetings and to provide advice and consultation as required. The committee asks management to withdraw from the meeting when the circumstances so require. The HRC Committee has adopted a written charter setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

The HRC Committee has established compensation programs for executives of the Company designed to support the Company's vision to be the world's leading forest products company, by creating a strong link between the interests of the shareholders, the Company's financial performance and the total compensation of the Company's executives.

ONGOING COMPENSATION IN EFFECT FOR 2003
The executive compensation philosophy and strategy recognize the fundamental value added by a highly skilled and committed management team. The skills and impact of this group are essential for the successful management of the Company and vital to the formulation and implementation of its strategic plan. The compensation package has been designed to meet the following objectives:

     a) to attract team members with superior management ability, insight and judgment;
     b) to retain valued members of the executive team throughout the business cycles typical in the forest products industry;
     c) to ensure that executives recognize the close link between their personal interest and the creation of shareholder value; and
     d) to motivate and reward members of the executive group for achieving short-term and long-term results which will contribute to the prosperity of the Company and its shareholders.

The Company has developed an ongoing executive compensation package comprised of four principal components: base salary, annual incentives, mid-term and long-term incentives, as well as a program of benefits and perquisites.

                                                                            SHORT-TERM           MID-TERM                  LONG-TERM
                                            ------------------------------------------   ----------------   ------------------------
                                                                      ANNUAL INCENTIVE        PERFORMANCE
                                                     BASE SALARY   (MAXIMUM POTENTIAL)    SHARE UNIT PLAN          STOCK OPTION PLAN
                                            --------------------   -------------------   ----------------   ------------------------
PERFORMANCE PERIOD                                 Annual salary             12 months          36 months                 120 months
                                                       ajustment
--------------------------                  ----------------------------------------------------------------------------------------

PRESIDENT AND CHIEF                                 Set based on          100% of base       Annual grant      Has a target expected
EXECUTIVE OFFICER                                 data from U.S.                salary       based on 50%           value of 200% of
                                                comparator group                           of base salary          position midpoint
                                                                                                            (based on Black Scholes)
--------------------------                  ----------------------------------------------------------------------------------------

SENIOR VICE-PRESIDENTS                         Set based on data           70% of base       Annual grant      Has a target expected
                                                   from Canadian                salary       based on 25%           value of 100% of
                                                     and/or U.S.                           of base salary          position midpoint
                                                comparator group                                            (based on Black Scholes)
--------------------------                  ----------------------------------------------------------------------------------------

LINK TO COMPANY                                  Not applicable;           100% linked  Payout fully tied          Entirely based on
PERFORMANCE                                  primarily linked to         with Company/   to Company Total              Company stock
                                              position scope and              Division        Shareholder               appreciation
                                                      individual           performance       Return (TSR)
                                                     performance                        versus Comparator
                                                                                              group TSR's
--------------------------                  ----------------------------------------------------------------------------------------

BASE SALARY
The salary range for the President and Chief Executive Officer is based on salaries paid by major U.S. organizations and adjusted for position scope/size using the Hay evaluation system. The Hay point system is an objective method of evaluating the relative contributions, importance and complexity of positions within a company. Similarly, salary ranges for other senior executives are based on salaries paid by major Canadian and U.S. organizations depending on the scope of the position. Subsequently, a position mid-point for each salaryrange is assigned to each position in accordance with the process outlined above.

Companies used for competitive benchmarking are selected based on business similarity, geographic breadth of operations, size and because they represent the primary market for the key skills and attributes needed by the Company at the executive level.

The HRC Committee reviews the salary of each senior executive annually and recommends to the Board any adjustment within the salary range, in order to maintain a competitive position within this marketplace. Compensation for the President and Chief Executive Officer is subject to the same annual review, peer position comparisons, and evaluation criteria that are applied to the compensation of the Company's other senior executives. Special emphasis is placed by the HRC Committee on the performance of the President and Chief Executive Officer with respect to strategic planning and the creation of shareholder value.

Due to economic conditions in North America, which have negatively impacted the Company's performance, it was decided at the 2003 annual salary review, that the salaries of senior executives would be frozen for a second consecutive year. Special adjustments were made to Senior Vice-Presidents Alain Grandmont and Thor Thorsteinson to reflect their additional responsibilities following a restructuring of the Senior Operations team.

ANNUAL INCENTIVES
Annual incentive maximum potentials and targets are set using the same methodology summarized in the Base Salary section above (see page 10).

For each senior executive of the Company, it is the HRC Committee's policy to tie annual incentive compensation to measurable corporate and division results. Consequently, the Company uses pre-determined key performance indicators called "Closely Watched Numbers" (CWNs) to set measurable stretch targets. These CWNs can be separated into two main categories: corporate and divisional. Corporate CWNs include no more than 4 or 5 financial indicators usually chosen from among the following: Return on Capital Employed (ROCE); Return on Equity (ROE); Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); Cash Flow; and Cost Improvement Programs. Environment, Health & Safety and Customer Satisfaction objectives complete the annual corporate CWNs grouping. Historically, financial criteria have accounted for at least 70% of the weighting in the Company's CWNs. The HRC Committee reviews and recommends to the Board the corporate CWNs at the beginning of each year and assesses performance based on actual results once the financial year is completed. Each division has its own CWN's. The following table summarizes the annual incentive plan design for the President and Chief Executive Officer and other senior executives:

                                                                                                                          WEIGHTINGS
                                                                                              --------------------------------------
                                                             MAXIMUM INCENTIVE POTENTIAL                                    DIVISION
                                                                        (AS % OF SALARY)      CORPORATE CWNS         CWNS/OBJECTIVES
                                                           -----------------------------      --------------         ---------------
President & Chief Executive Officer                                                 100%                100%                      0%
-------------------------------------------                -------------------------------------------------------------------------

Senior Vice-Presidents                                                               70%                 70%                     30%
-------------------------------------------                -------------------------------------------------------------------------

Vice-Presidents (with 1620-2000 Hay points)                                          60%           40% - 70%               60% - 30%
-------------------------------------------                -------------------------------------------------------------------------

For 2003, performance on Corporate CWNs was 27.5% versus a performance of 57.2% in 2002. As indicated above, given that the President & Chief Executive Officer's annual incentive is entirely based on the corporate CWN's, Mr. John Weaver received 27.5% of his base salary for his 2003 incentive bonus payout.

The annual incentive plan is a cash-based plan, but the HRC Committee has discretion in its recommendations to the Board as to how much of the annual bonus earned is to be paid in cash (a minimum of 25%) or in the form of stock options in lieu of cash. These options will have no cash value when granted, but will acquire value as the price of the Company's stock increases. Half of the options vest upon receipt of the grant and the remainder vest one year later. Options, once vested, may be exercised at any time prior to ten years after the date of grant.

The Company has also established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable in the form of either cash or common shares of the Company which are purchased on the open market.

MID-TERM AND LONG-TERM INCENTIVES

a) PERFORMANCE SHARE UNIT PLAN
The Company has a Performance Share Unit (PSU) plan, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on total shareholder return (TSR), which reflects share price appreciation and re-investment of dividends. A number of PSUs are granted at the beginning of each year based on eligibility (as a percent of salary, as indicated in the summary table) and the Company's share price. PSUs are earned and monetized, on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Specifically, the plan currently provides for increasing portions of the PSUs to become earned if the Company is ranked fourth or better over the 36 month cycle in relation to the TSR of the pre-selected comparable companies and for 100% to become earned if the Company ranks first.

Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payments may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash.

b) STOCK OPTION PLAN
The Company also grants stock options to senior executives as a long-term incentive intended to retain and motivate the senior executives into taking actions that enhance shareholder value. The Stock Option Plan, which was adopted by the Board of Directors and approved by the Company's shareholders on April 27, 1998, serves to bind the interests of the senior executives, and thereby reward teamwork and co-operation. The total number of shares authorized for issuance under the Stock Option Plan is currently 19,000,000 common shares.

Under the plan, options for the purchase of common shares of the Company may be granted by the Board on the recommendation of the HRC Committee to key executive personnel at prices equal to the market price of the common shares on the date that the options are granted. Market price is defined as the average of the highest and lowest share price as reported for the five business days immediately preceding the grant date on the principal Canadian exchange on which the common shares are traded. The number of options issued to each senior executive is based on benchmarking within the North American industry, on the advice of an independent consulting firm. To prevent significant fluctuations in the number of options that are granted to executives from year to year, such number of options is derived from a formula that takes into account the expected value of the options (pursuant to a 3-year average under the Black-Scholes formula) and the average price of the Company's common shares, for each of the three years preceding the date of grant of any options.

The options are exercisable during a period not exceeding ten years from the date of grant. Participants are entitled to exercise issued options at the rate of 25% of the number of options granted on each of the first four anniversary dates of the grant.

Until July 2002, certain executives were entitled to receive a loan from the Company to purchase optioned common shares under the Stock Option Plan (excluding those granted in partial satisfaction of annual incentive awards). Executive officers no longer benefit from personal loans under the Stock Option Plan and none of the outstanding loans granted under the plan may be modified or renewed. Common shares purchased through the former loan program are held as security until the loan is repaid. Options can also be exercised in the form of stock appreciation rights.

c) MODIFICATIONS TO MID-TERM/LONG-TERM INCENTIVE PLAN EFFECTIVE JANUARY 1, 2004 In January 2004, the Board approved modifications to the Company's Long Term Incentive Plan design for the current and subsequent years. Following a comprehensive review of trends in executive compensation and in line with the Company's decision to expense options, the new plan will significantly reduce the number of stock options awarded to Company personnel and streamline the Company's Mid-Term/Long-Term programs.

Eligibility for stock options has been limited to the level of Division General Manager and above, reducing the number of participants in the Company's Stock Option Plan by approximately 41%. Combined with lower target grant values, the Company expects to reduce grants by approximately 45% over the previous grant period.

Furthermore, the PSU Plan was discontinued effective December 31, 2003. All previously awarded PSUs will continue to become earned based on original PSU Plan rules.

In conjunction with the modifications to the Stock Option Plan grant policy and the discontinuation of the Company's Performance Share Unit Plan, a new Restricted Share Unit (RSU) Plan was implemented effective January 1, 2004. This plan provides for the granting of RSUs to Executives and Senior Managers, and, on an exceptional basis, other selected high potential and/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The HRC Committee will approve on an annual basis the

RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. For the 2004 award, Cash ROCE was set as the financial benchmark and the performance period was established at 3 years.

The table below summarizes the new plan design:

                                                               RESTRICTED SHARE UNIT PLAN                          STOCK OPTION PLAN
                                               --------------------------------------------     ------------------------------------

PERFORMANCE PERIOD                                                              36 months                  Option life of 120 months
                                               --------------------------------------------     ------------------------------------
PRESIDENT AND CHIEF                                          Annual grant based on expected           Annual grant based on expected
  EXECUTIVE OFFICER                                     value of 125% of position mid-point      value of 125% of position mid-point
                                                                                                            (based on Black Scholes)
------------------------------------           -------------------------------------------------------------------------------------

SENIOR VICE-PRESIDENTS                                       Annual grant based on expected           Annual grant based on expected
                                                         value of 65% of position mid-point       value of 65% of position mid-point
                                                                                                            (based on Black Scholes)
------------------------------------           -------------------------------------------------------------------------------------

VESTING CONDITIONS                                   Units will vest entirely  based on the           Options will vest 25% per year
                                                          Company's relative 3 year average                     after first year and
                                                             financial performance versus a                       expire in 10 years
                                                                  selected comparator group
                                               Value of units directly pegged to stock price

------------------------------------           -------------------------------------------------------------------------------------

STOCK OWNERSHIP GUIDELINES
In 2000, the Company implemented stock ownership guidelines for designated executive personnel requiring them to attain target levels of ownership within certain prescribed time periods. The President and Chief Executive Officer is required to own common shares of the Company with a value equal to twice his annual salary within five years of the launch of the guidelines. Other senior executives are required to own common shares of the Company with a value of either one or one-half times their annual salary within five or seven years, depending on their grade level and the number of Hay points associated with their position. These stock ownership guidelines apply to all individuals subsequently hired or appointed to assume such positions.

As of February 24, 2004 the President and Chief Executive Officer's level of ownership was at 103% of his target and the other senior executives had attained an average level of ownership of 81% of their targets, based on the closing price of the Company's shares on February 24, 2004 ($10.59).

For purposes of determining whether an executive has met the applicable stock ownership guidelines, DSUs and shares acquired through the Company's Employee Stock Ownership Plan will be treated as shares held by an executive, but not unexercised options, PSUs and RSUs.

MANAGEMENT SUCCESSION PLANNING
The HRC Committee reviews with the Chief Executive Officer and recommends to the Board, the essential elements of senior management succession planning.

The Company has in place programs to ensure that the organization has the right people in the right places with the skills to formulate and implement its strategic plan and to operate the Company at the best level in the industry on a continuing basis. Over the years the Company has developed a strong succession plan as evidenced by the Company's decision in 2003 to promote a former division General Manager and a former Vice-President of Newsprint Sales to the position of Vice-President, Operations following the retirement of 2former Vice-Presidents, Operations.

Every year, all operations and staff positions up to the President and Chief Executive Officer undertake a succession planning exercise that is aimed at identifying key players, high potential employees and potential successors. This comprehensive program is intended to secure and develop key talent in the organization, to identify and resolve potential gaps and to foster promotion to executive level positions based on competencies, potential and performance of individuals.

EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS
The following table, presented in accordance with applicable securities regulations, sets forth compensation paid by the Company for each of the three most recent financial years to the President and Chief Executive Officer of the Company and the individuals who were, at December31,2003, the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION   LONG-TERM COMPENSATION
                                        ------------------------------------------------  -----------------------
                                                                                                AWARDS    PAYOUTS              OTHER
                                                                                          ------------    -------       ------------
                                                                                            SECURITIES
                                                                                                 UNDER
                                                                                          OPTIONS/SARS     M&LTIP          ALL OTHER
                                                        SALARY     BONUS (2)   OTHER (3)   GRANTED (4)    PAYOUTS       COMPENSATION
NAME AND PRINCIPAL POSITION                  YEAR          ($)           ($)         ($)           (#)        ($)                ($)
                                        ---------    ---------    ----------   ---------  ------------    -------       ------------

JOHN W. WEAVER (1)                           2003    1,350,000       371,250      45,968       450,000          0                  0
President and Chief                          2002    1,350,000       772,200      84,724       489,500          0                  0
Executive Officer                            2001    1,226,667     1,089,450     104,695       386,100          0                  0
----------------------------            --------------------------------------------------------------------------------------------
PIERRE ROUGEAU                               2003      450,000       125,030      35,510       100,000          0                  0
Senior Vice-President                        2002      450,000       210,515      35,517        75,000          0                  0
Corporate Development and                 2001(5)      148,276       127,103       5,783       180,000          0                  0
Chief Financial Officer
----------------------------            --------------------------------------------------------------------------------------------

DAVID SCHIRMER                               2003    298,494US      67,082US    28,171US        55,000          0                  0
Senior Vice-President,                       2002    298,494US     118,873US    21,893US        60,000          0                  0
Value-Added Paper Sales                      2001    294,487US     168,808US    17,599US        53,460          0                  0
----------------------------            --------------------------------------------------------------------------------------------

THOR THORSTEINSON (1)                        2003      380,000       104,408      33,788        75,000          0                  0
Senior Vice-President,                       2002      348,333       115,957      26,955        60,000          0                  0
North America Newsprint                      2001      308,750       135,116      30,700        48,290          0                  0
Operations
----------------------------            --------------------------------------------------------------------------------------------

ALAIN GRANDMONT                              2003      380,000        80,468      32,009        75,000          0                  0
Senior Vice-President,                       2002      348,333       110,845      23,716        60,000          0                  0
Value-Added Paper Operations                 2001      308,750       158,930      26,105        48,290          0                  0
----------------------------            --------------------------------------------------------------------------------------------

(1) These individuals receive some U.S. dollar denominated company benefits. The amounts reported have been expressed in Canadian dollars converted at an average annual rate of CDN $1.4010 = US $1.00 for 2003; CDN $1.5703 = US $1.00 for 2002, and CDN$1.5489 = US$1.00 for 2001.
(2) Amounts appearing in this column represent bonus awards earned in the year specified in the table.
(3) The aggregate amount of annual perquisites and other personal benefits for 2001 to 2003 include housing loan subsidies, tax equalization payments, automobile allowances, mortgage interest subsidies, tax planning and income tax return preparation, dividends earned under the Company's DSU plan and imputed interest on stock option and other loans.
(4) Numbers appearing in this column represent the number of stock options granted to the named individuals.
(5)  Mr. Rougeau joined the Company in September 2001.

MID-TERM/LONG-TERM INCENTIVE AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR (other than stock options)

NAME                                           UNIT (#) (1)          PERFORMANCE UNTIL MATURATION OR PAYOUT
                                               ------------          --------------------------------------
J.W. Weaver                                          52,124                                       36 months
P. Rougeau                                            8,687                                       36 months
D. Schirmer                                           9,049                                       36 months
T. Thorsteinson                                       6,853                                       36 months
A. Grandmont                                          6,853                                       36 months
--------------------                           ------------------------------------------------------------

(1) PSUs granted pursuant to the performance share unit plan of the Company. See "Report of the Human Resources and Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives" above.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                  % OF TOTAL                   MARKET VALUE OF
                                                                OPTIONS/SARS                 SECURITIES UNDER-
                                                SECURITIES        GRANTED TO     EXERCISE OR    LYING OPTIONS/
                                                     UNDER         EMPLOYEES      BASE PRICE  SARS ON THE DATE
                                              OPTIONS/SARS      IN FINANCIAL          ($/PER   OF GRANT ($/PER
                                               GRANTED (1)              YEAR   COMMON SHARE)     COMMON SHARE)      EXPIRATION DATE
                                               -----------     -------------   -------------     -------------      ---------------


J.W. Weaver                                        450,000            19.75%           10.97             10.97           04/03/2013
P. Rougeau                                         100,000             4.39%           10.97             10.97           04/03/2013
D. Schirmer                                         55,000             2.41%           10.97             10.97           04/03/2013
T. Thorsteinson                                     75,000             3.29%           10.97             10.97           04/03/2013
A. Grandmont                                        75,000             3.29%           10.97             10.97           04/03/2013

(1) Numbers appearing in this column represent the number of stock options granted to the named individuals.



AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                                                VALUE OF UNEXERCISED
                                             SECURITIES        AGGREGATE     UNEXERCISED OPTIONS/SARS          IN-THE-MONEY OPTIONS/
                                            ACQUIRED ON   VALUE REALIZED    AT FINANCIAL YEAR-END ($)     SARS AT FINANCIAL YEAR-END
                                           EXERCISE (#)              ($)    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
                                           ------------   --------------    -------------------------   ----------------------------


J.W. Weaver                                           -                -          1,127,125/1,095,175                            0/0
P. Rougeau                                            -                -              108,750/246,250                            0/0
D. Schirmer                                           -                -              223,916/145,630                            0/0
T. Thorsteinson                                       -                -               68,545/150,445                            0/0
A. Grandmont                                          -                -               78,645/151,845                            0/0


(1) Based on the average of the high and low price of the Company's common shares ($10.29) on December 31, 2003.


PENSION PLANS
Pension benefits are accrued under the terms of a separate executive registered plan (except for executives paid in US dollars who participate in the Company's U.S. registered plan applicable to U.S. employees) and a supplementary executive retirement plan.


ABITIBI-CONSOLIDATED INC. SENIOR MANAGEMENT RETIREMENT PLAN TABLE (1)

BASED ON YEARS OF SERVICE AT NORMAL RETIREMENT DATE


AVERAGE COMPENSATION ($)                           15                 20                  25                 30                 35
                                                   --                 --                  --                 --                 --

400,000                                       120,000            160,000             200,000            240,000            280,000
600,000                                       180,000            240,000             300,000            360,000            420,000
800,000                                       240,000            320,000             400,000            480,000            560,000
1,000,000                                     300,000            400,000             500,000            600,000            700,000
1,200,000                                     360,000            480,000             600,000            720,000            840,000
1,400,000                                     420,000            560,000             700,000            840,000            980,000
1,600,000                                     480,000            640,000             800,000            960,000          1,120,000
1,800,000                                     540,000            720,000             900,000          1,080,000          1,260,000
2,000,000                                     600,000            800,000           1,000,000          1,200,000          1,400,000
2,200,000                                     660,000            880,000           1,100,000          1,320,000          1,540,000
2,400,000                                     720,000            960,000           1,200,000          1,440,000          1,680,000


(1) Pension benefits under the registered pension plan for executives are limited to the maximum amounts permitted under the provisions of the Income Tax Act of Canada. The table illustrates the amount of annual pension without regard to such limitation. Amounts of pension benefits, which exceed the maximum permitted under the Income Tax Act, are paid to the executive by the Company.

These plans are intended to provide a combined pension at normal retirement age 65 that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last ten years of service plus the average of the five highest annual awards paid pursuant to the annual incentive awards plan within the last ten years of service. Awards paid under any long-term incentive plans, including any stock option benefit or PSUs, are not recognized for purposes of calculating benefits under the executive pension arrangements.

No benefits accrue beyond the normal retirement date. A member can elect early retirement without actuarial reduction upon attaining age 58, if the sum of such participant's age and years of service totals at least 80. Reduced early retirement benefits are available at age 55 with at least two years of service.

Pension benefits are payable to participants for life, and in the event of the death of any participant as follows: (i) in the form of a 50% joint and survivor benefit for any participant who has a spouse at retirement, or (ii) in the form of a 10-year guarantee payable to the legal heirs. Participants may elect other forms of payment, subject to actuarial adjustment.

As of December 31, 2003, completed years of service credited to each Named Executive Officer under the terms of the Company's registered and supplementary plans were:



YEARS OF PENSIONABLE SERVICE

J.W. Weaver                                                            20.8
P. Rougeau                                                              2.3
D. Schirmer                                                            25.9
A. Grandmont                                                           19.6
T. Thorsteinson                                                        23.2

In December 2002, the HRC Committee approved that the benefits under the Company's Canadian Supplemental Executive Retirement Plan ("SERP") for current active members will no longer be secured. Total benefits under the Company's Canadian SERP will become secured, either by contributing cash and/or by depositing an appropriate letter of credit to a Retirement Compensation Agreement ("RCA"), after retirement, or after involuntary termination of employment. This change took effect on March 1st, 2003 and will apply to past and future service recognized under the Company's Canadian SERP.

SEVERANCE ARRANGEMENTS
The Company has severance compensation agreements with the Named Executive Officers which provide that the Named Executive Officer may sever his relationship upon the occurrence of a change of control, as defined in the agreement, followed by the termination of the Named Executive Officer' employment or by the Named Executive Officer' resignation for reasons specifically provided in the agreement. The agreement provides that the severance payment shall be equal to three times the annual salary and bonus of the Named Executive Officer and shall be payable at termination in a lump sum payment, when termination occurs within 24 months after the change of control. In addition, the agreement entitles the Named Executive Officer to receive continued group benefits until the earlier of: (i) three years following the date of termination or (ii) receipt of benefits from a new employer equivalent to all group benefits defined in the agreement. In lieu of such continued benefits the Named Executive Officer has the option to receive a cash amount equal to the value of such benefits for the Named Executive Officer for such period of time.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

As of February 24, 2004, the aggregate indebtedness to the Company of all current and former officers, directors and employees of the Company incurred in connection with the purchase of securities of the Company was approximately $3,078,920. Under the Stock Option Plan, certain designated executives who elected to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) were entitled, until July 2002, to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. See disclosure entitled "Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives" above. Since July 2002, the practice of extending these types of personal loans to current and former officers, directors and employees of the Company has been eliminated.

The following table sets forth the indebtedness, other than routine indebtedness, to the Company and its subsidiaries of all directors, executive officers and senior officers in connection with the purchases of securities of the Company.



                                                                                                    FINANCIALLY
                                                              LARGEST AMOUNT                           ASSISTED
                                                                 OUTSTANDING            AMOUNT       SECURITIES         SECURITY FOR
                                                                 DURING LAST       OUTSTANDING        PURCHASES         INDEBTEDNESS
                                                                   COMPLETED             AS AT      DURING LAST                AS AT
                                              INVOLVEMENT          FINANCIAL      FEBRUARY 24,        COMPLETED         FEBRUARY 24,
                                                 ISSUE OR        YEAR (2003)              2004        FINANCIAL                 2004
NAME AND PRINCIPAL POSITION                    SUBSIDIARY                ($)               ($)             YEAR        (# OF SHARES)
---------------------------                    ----------     --------------      ------------      -----------        -------------
J.W. WEAVER                                      Loans to          1,128,294         1,128,294                0               61,600
President and                             Purchase Shares
Chief Executive Officer

J. VACHON                                        Loans to             30,225            30,225                0                1,560
Senior Vice-President,                    Purchase Shares
Corporate Affairs and Secretary

C.J. KEELER                                      Loans to             48,296            48,296                0                2,750
Senior Vice-President,                    Purchase Shares
North American Newsprint Sales



INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

The aggregate indebtedness to the Company and its subsidiaries of all directors, executive officers, senior officers and employees not entered into in connection with a purchase of securities of the Company was approximately $1,578,982 as of February 24, 2004.

The following table sets forth the indebtedness, other than routine indebtedness, to the Company and its subsidiaries of all directors, executive officers and senior officers other than that in connection with the purchases of securities of the Company.

                                                                        LARGEST AMOUNT OUTSTANDING
                                                  INVOLVEMENT                DURING LAST COMPLETED                AMOUNT OUTSTANDING
                                                 OF ISSUER OR                FINANCIAL YEAR (2003)           AS AT FEBRUARY 24, 2004
NAME AND PRINCIPAL POSITION                        SUBSIDIARY                                  ($)                               ($)
                                                 ------------           --------------------------           -----------------------
D. SCHIRMER                                           Housing                             90,000US                          80,000US
Senior Vice-President,                    Assistance Loan (1)
Value-Added Paper Sales

P. PLANET                                             Housing                            210,879US                         185,690US
Senior Vice-President,                    Assistance Loan (2)
International Sales
and Operations                                          Other                            123,594US                          83,594US
                                             indebtedness (3)


(1) The Company granted Mr. Schirmer an interest free housing loan of US $150,000 in 1996, which is repayable over a 15-year period or upon the sale of the property.
(2) The Company granted Mr. Planet an interest free housing loan of US $254,242 in 1998, which is repayable over a 10-year period or upon the sale of the property. The loan of 150,000 (pound) was converted to U.S. dollars in 1998 at a rate of 1 (pound) = US $1.695. The Company also holds a partial ownership stake in the property.
(3) Indebtedness resulting from an adjustment by the Company to Mr. Planet's compensation for tax equalization payments from mid 1997 to mid 2000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except for Quebecor, a company with headquarters in Montreal, Quebec, which is a registered holder of approximately 10.18% of the Company's outstanding common stock, no director or senior officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of any class of common shares of the Company and no associate or affiliate of the foregoing person s has any material interest in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries and which has not been previously disclosed. In 2003, an aggregate amount of approximately $333 million worth of newsprint and value-added papers was sold by the Company to Quebecor affiliates (including, among others, Sun Media Corporation and Quebecor World Inc.).


ADDITIONAL ITEMS

CORPORATE GOVERNANCE
Under the rules of the Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance. The Company's disclosure is set out in Schedule A to this Circular and under the heading "Statement of corporate governance practices" in the Company's 2003 Annual Report.

PERFORMANCE GRAPH
The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Company's common shares compared with the cumulative total return of the S&P/TSX Paper Forest Product Indices, S&P/TSX Composite Index and the S&P/TSX Materials Index.

CUMULATIVE TOTAL RETURN

[GRAPH]

                                                    Dec. 1998     Dec. 1999    Dec. 2000    Dec. 2001    Dec. 2002        Dec. 2003
                                                    ---------     ---------    ---------    ---------    ---------        ---------

Abitibi-Consolidated                                     $100          $121         $102          $89          $96              $84

S&P/TSX Composite Index                                  $100          $132         $141         $124         $108             $137

S&P/TSX Paper & Forest Index                             $100          $149         $141         $148         $153             $150

S&P/TSX Materials Index                                  $100          $114         $106         $117         $126             $160

DIRECTORS AND OFFICERS INSURANCE AND INDEMNIFICATION
To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company maintains directors' and officers' liability insurance, which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestlyand in good faith with a view to the best interests of the Company. Such insurance provides for an aggregate US $75 million annual protection against liability for and reimbursement of amounts paid. The policy carries a US $500,000 deductible for each claim made under the indemnification liability coverage of the Company. Aggregate premium payments paid by the Company totaled approximately US $1,095,175 for the 2003 policy year.

AVAILABILITY OF DISCLOSURE DOCUMENTS
The Company will provide any person or company (without charge in the case of a security holder of the Company), upon request to the Corporate Secretary, with a copy of: (i) its most recent Annual Information Form and Form 40-F, together with a copy of any document or the relevant pages of any document incorporated by reference therein; (ii) the financial statements of the Company for the fiscal year ended December 31, 2003, together with the report of the auditors thereon, the comparative financial statements for the years ended December 31, 2002 and 2001 and a copy of any interim financial statements of the Company subsequent to these financial statements; and (iii) this Management Proxy Circular.

SHAREHOLDER PROPOSALS FOR FINANCIAL YEAR 2004
The final date for submission of proposals by shareholders of the Company for inclusion in the Proxy Circular in connection with next year's Annual Meeting will be November 26, 2004

BOARD OF DIRECTORS APPROVAL
The contents and the sending of this Management Proxy Circular have been approved by the directors of the Company. All amounts in this Management Proxy Circular are expressed in Canadian dollars unless otherwise specified. Unless otherwise indicated, information contained herein is given as of February 24, 2004.








By Order of the Board,



[SIGNATURE JACQUES P. VACHON]


JACQUES P. VACHON
Senior Vice-President, Corporate Affairs and Secretary

SCHEDULE A STATEMENT OF CORPORATE GOVERNANCE PRACTICES








As a listed issuer on the Toronto Stock Exchange (the "TSX"), the Company is required to disclose its approach to corporate governance on an annual basis. The disclosure must make specific reference to each of the TSX's guidelines on corporate governance (the "TSX Guidelines") and, where the approach is different from those Guidelines or where the Guidelines do not apply, must explain the differences or the reasons for their inapplicability.

The Company's shares are also listed on the New York Stock Exchange (the "NYSE"). The NYSE recently adopted new corporate governance rules (the "NYSE Standards"). As a foreign private issuer on the NYSE, the Company is generally permitted to comply with Canadian governance standards in lieu of the NYSE Standards applicable to U.S. domestic issuers. The Company will, however, be required to follow certain requirements applicable to audit committees and must disclose any practices that differ significantly from the NYSE Standards.

The U.S. SARBANES-OXLEY ACT OF 2002 (the "Sarbanes Act") provides additional disclosure rules that apply to the Company addressing matters such as the reporting of concerns and complaints by employees and codes of ethics.

The Company's governance practices are believed by the Board to be in full alignment with the TSX Guidelines and the applicable requirements of the Sarbanes Act. The Company complies with all mandatory requirements of the NYSE. The Company is also in line with all other non-mandatory NYSE Standards, except as disclosed below. The Company reviews its practices on a continuing basis to ensure compliance with evolving laws and regulations. In this regard, the Board will consider the corporate governance guidelines published for comments in January 2004 by certain members of the Canadian Securities Administrators. The Company's governance practices as of February 24, 2004 are summarized below.

REVIEW OF TSX GUIDELINES AND OTHER GOVERNANCE STANDARDS
The following chart provides an analysis of the Company's governance practices against each of the fourteen TSX Guidelines. A discussion of the requirements under the Sarbanes Act and the NYSE Standards is also provided where appropriate.

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------

1. STEWARDSHIP OF THE CORPORATION              The Board oversees the management of the business and affairs of the Company and
The board of directors of every corporation    assumes the stewardship of the business of the Company.
should explicitly assume responsibility for
the stewardship of the corporation and,        The Board reviews and approves significant decisions and/or transactions affecting
as part of the overall stewardship responsi-   the Company and its subsidiaries, such as major capital expenditures, acquisitions or
bility, should assume responsibility for the   divestitures, material contracts outside the ordinary course of business and finance
following matters:                             transactions. The Board delegates the responsibility and authority for the day-to-day operation of the Company to the management of the Company.


IS THE COMPANY IN ALIGNMENT?
Yes                                            The Board has adopted a written charter setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

---------------------------------------------  -------------------------------------------------------------------------------------

a. STRATEGIC PLANNING PROCESS                  The Board contributes to the development of a strategic direction for the Company by:
adoption of a strategic planning process
                                               o reviewing, discussing and approving the Company's strategic planning and
IS THE COMPANY IN ALIGNMENT?                   organizational structure and process;
Yes                                            o reviewing, on an annual basis, the Company's principal opportunities and the processes that are in place to identify such opportunities; and
                                               o reviewing and approving the Company's strategic plan and the annual business plan, including operating and capital budgets.

                                               In addition to a formal session devoted exclusively to strategic planning, the
                                               Board also discusses key strategic issues at regular intervals.

---------------------------------------------  -------------------------------------------------------------------------------------

b. PRINCIPAL RISKS                             The Board reviews the full range of business risks facing the Company, including
the identification of the principal risks of   strategic, financial, operational, leadership, partnership and reputation risks, as
the corporation's business and ensuring        part of the annual strategic planning process described above. On an ongoing basis,
implementation of appropriate systems          the Board also monitors with management changes in the strategic environment, new
to manage these risks                          key business risks and the implementation of appropriate systems to manage such risks.

IS THE COMPANY IN ALIGNMENT?                   The Audit Committee is responsible for reviewing the Company's policies with respect
Yes                                            to risk assessment and risk management systems and controls, especially in relation to derivatives, foreign currency exposure and insurance. The Audit Committee also reviews annually a report from the Environmental, Health & Safety Committee on environmental accruals that could have a material impact on the financial statements.

---------------------------------------------  -------------------------------------------------------------------------------------

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------
c. SUCCESSION PLANNING                         The Board assumes directly the following responsibilities in matters of succession
succession planning, including appointing,     planning:
training and monitoring senior management
                                               o selecting and appointing the Chief Executive Officer;
IS THE COMPANY IN ALIGNMENT?                   o on the recommendation of the HRC Committee, reviewing the performance and
Yes                                              approving the compensation of the Chief Executive Officer and senior management, taking into consideration Board expectations and pre-approved objectives; and
                                               o on the recommendation of the HRC Committee, reviewing the essential elements of short-term and long-term senior executive succession planning.

                                               The Board has also delegated to the Human Resources and Compensation Committee additional succession planning responsibilities, including:

                                               o reviewing and recommending to the Board the selection and appointment of the
                                                 Chief Executive Officer;
                                               o approving the hiring and promoting of senior management; and
                                               o reviewing management's plans and activities for the development of key managerial personnel.

                                               The Board has adopted a written charter for the HRC Committee setting out its responsibilities, a copy of which may be found on the Company website at
                                               www.abitibiconsolidated.com.

---------------------------------------------  -------------------------------------------------------------------------------------

d. COMMUNICATIONS POLICY                       In accordance with its charter, the Board must ensure that the Company has in place
communications policy for the corporation      comprehensive communications policies addressing how the Company should interact with analysts, investors, other stakeholders, and providing adequate procedures for compliance with the Company's continuous and timely disclosure obligations.
IS THE COMPANY IN ALIGNMENT?
Yes

                                               The Company has in place a policy on disclosure, which provides guidelines for the communication of information to analysts, investors, other key stakeholders and the public.

                                               The policy on disclosure seeks to ensure that communications pertaining to the
                                               Company are timely, factual and accurate, as well as broadly disseminated in accordance with all applicable legal and regulatory requirements.

                                               The Company also developed a Corporate and Securities Compliance Program setting out procedures for the disclosure of Company information in compliance with securities and other legal requirements. In accordance with this program, the
                                               Board reviews the Company's major disclosure documents, including the annual management proxy circular, the annual information form, the annual report, the annual financial reports and related press releases.

                                               It is the Corporate Governance Committee's responsibility to review on a regular basis the Company's corporate compliance and disclosure processes and programs, including the policy on disclosure.

---------------------------------------------  -------------------------------------------------------------------------------------

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------
e. INTEGRITY OF INTERNAL CONTROL               The Board, through the Audit Committee, monitors the integrity of internal corporate
the integrity of the corporation's             control procedures and management information systems to manage the Company's key
internal control and management infor-         business risks and ensure that the value of the underlying asset base is not eroded.
mation systems.
                                               The Audit Committee's specific responsibilities regarding internal control procedures include:
IS THE COMPANY IN ALIGNMENT?
Yes                                            o reviewing, with management, the Company's internal information control system;
                                               o obtaining from the internal audit department and the Company's external auditor the major findings and internal control recommendations reported during the period under review, reviewing management's response and follow-up to such recommendations in order to monitor whether management has implemented an effective system of internal accounting control;
                                               o reviewing policies and procedures for the receipt, retention and treatment of complaints from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters; and
                                               o reviewing with management the Company's financial computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.

                                               The Board has adopted a written charter for the Audit Committee setting out its responsibilities, a copy of which may be found on the Company website at
                                               www.abitibiconsolidated.com.

---------------------------------------------  -------------------------------------------------------------------------------------

2. BOARD INDEPENDENCE                          Of all of the Company's directors, only John W. Weaver, the President and Chief
The board of directors of every corporation    Executive Officer, is a related and inside director. The Board has determined that
should be constituted with a majority          all of its outside directors are currently unrelated directors for purposes of the
of individuals who qualify as "unrelated"      TSX Guidelines, as explained in greater detail under the heading "Individual
directors.                                     Unrelated Director" below.

An "unrelated director" is a
director who is independent of
management and is free from any
interest and any business or
other relationship which could,
or could reasonably be perceived
to, materially interfere with
the director's ability to act
with a view to the best
interests of the corporation,
other than interests and
relationships arising from
shareholding.

A related director is a director who
is not an unrelated director.

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------
If the corporation has a "significant          The Company does not have a significant shareholder.
shareholder", in addition to a majority
of unrelated directors, the board should
include a number of directors who do not
have interests in or relations with
either the corporation or the
significant shareholder and which fairly
reflects the investment in the
corporation by shareholders other than
the significant shareholder. A
"significant shareholder" is a
shareholder with the ability to exercise
a majority of the votes for the election
of the board of directors.

IS THE COMPANY IN ALIGNMENT?
Yes

NYSE STANDARDS                                 Under the NYSE Standards currently in effect (including relevant transition rules for look-back period purposes), the Board has determined that only John W. Weaver would
Under the recently adopted NYSE Standards,     not be considered independent. However, but for the transition rules of the NYSE
there is a similar requirement that a majo-    Standards, Mr.Ward would not be considered independent under the NYSE Standards
rity of directors be "independent". Such       because of fees paid by the Company to his law firm in 2002.
independence is contingent on an affirma-
tive determination by the Board that a
director has no material relationship with
the listed company (either directly or as a
partner, shareholder or officer of an organi-
zation that has a relationship with the
Company). Certain listed relationships serve
as bars to independence. The prohibition
generally extends for a period of three
years following the end of the relationship.
The three-year "look back" rule is being
phased-in by applying only a one-year
"look-back" period until November 4, 2004.
---------------------------------------------  -------------------------------------------------------------------------------------

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------
3. INDIVIDUAL UNRELATED DIRECTORS              In determining whether directors are related, the Board considers and discusses the
The application of the definition of "unre-    nature and materiality of all direct or indirect relationships between each director
lated director" to the circumstances of each   and the Company or its subsidiaries and affiliates, including any family, customer,
individual director should be the responsi-    supplier or service provider relationships.
bility of the board which will be required to
disclose on an annual basis whether the        Relationships analysed by the Board for purposes of its 2004 relatedness analysis,
board has a majority of unrelated directors    include the following:
or, in the case of a corporation with a
significant shareholder, whether the board is
constituted with the appropriate number of     o Richard Drouin's former relationship as counsel to a firm providing legal services
directors which are not related to either the    to the Company. Mr. Drouin has ceased practicing with such firm as of December 2003
corporation or the significant shareholder.      and he no longer receives any compensation from such firm; and
Management directors are related directors.    o Marlene Davidge and David Ward's relationships as partners of firms providing legal
The board will also be required to disclose      services to the Company.
on an annual basis the analysis of the
application of the principles supporting       After considering the nature of the services provided by the law firms (including,
this conclusion.                               the amount of compensation received by the firms and the level of involvement of each director in the provision of the services), the Board has concluded that none of the current or former service provider relationships described above is material enough
IS THE COMPANY IN ALIGNMENT?                   to interfere with the ability of any of Mr. Drouin, Mrs. Davidge or Mr. Ward to act
Yes                                            in the Company's best interest.

---------------------------------------------  -------------------------------------------------------------------------------------

4. NOMINATING COMMITTEE                        The Corporate Governance Committee is responsible for recommending nominees for
The board of directors of every corporation    directorships in consultation with the Chair and the Chief Executive Officer. The
should appoint a committee of directors        Corporate Governance Committee is currently composed entirely of outside and
composed exclusively of outside, i.e., non-    unrelated directors. The Committee also monitors the membership of the Board to
management, directors, a majority of whom      ensure that qualifications under any applicable laws are maintained and situations of
are unrelated directors, with the responsi-    conflict of interest are avoided.
bility for proposing new nominees to the
board and for assessing directors on an        The Committee establishes a list of desired traits and characteristics for directors
ongoing basis.                                 annually to ensure that new nominees possess attributes that will complement the overall Board expertise and experience at any given time.

IS THE COMPANY IN ALIGNMENT?                   The Board has adopted a written charter for the Corporate Governance Committee
Yes                                            setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

---------------------------------------------  -------------------------------------------------------------------------------------

5. ASSESSING THE BOARD'S EFFECTIVENESS         Once a year, directors are required to provide to the Chair their views on:
Every board of directors should implement a
process to be carried out by the nominating    o the effectiveness of the Board;
committee or other appropriate committee,      o the effectiveness of the committees of the Board;
for assessing the effectiveness of the board   o the meaningfulness and timeliness of support information from management;
as a whole, the committees of the board        o the performance of the Chair;
and the contribution of individual directors.  o the performance of other directors.

IS THE COMPANY IN ALIGNMENT?                   The aggregated results of the exercise are discussed by the Corporate Governance
Yes                                            Committee, initially, and, thereafter by the Board.

                                               The Corporate Governance Committee may recommend changes
                                               to enhance the performance of the Board.

---------------------------------------------  -------------------------------------------------------------------------------------

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------

6. ORIENTATION AND EDUCATION OF DIRECTORS      The Company conducts a comprehensive orientation program for new directors, which
Every corporation, as an integral element of   includes orientation sessions with other board members and senior management, as well
the process for appointing new directors,      as the distribution of relevant materials on the Company and the industry.
should provide an orientation and educa-
tion program for new recruits to the board.    Management has also developed a continuing education program intended to broaden and deepen directors' competencies and experience. Past events included presentations
IS THE COMPANY IN ALIGNMENT?                   from senior management on topics of particular relevance for the Company's business,
Yes                                            other presentations by experts on subjects such as the economy and the markets and tours of the Company's productions and operations sites.

---------------------------------------------  -------------------------------------------------------------------------------------

7. EFFECTIVE BOARD SIZE                        The size of the Board is authorized by the articles of the Company to be between
Every board of directors should examine        three and twenty-one.
its size and, with a view to determining
the impact of the number upon effecti-         The Corporate Governance Committee is responsible for developing criteria governing
veness, undertake where appropriate, a         the size and overall composition of the Board. The Committee periodically examines
program to reduce the number of directors      whether the Board is large enough to benefit from a wide variety of ideas and view-
to a number which facilitates more             points without compromising the communication among the directors and between
effective decision-making.                     the directors and management.

IS THE COMPANY IN ALIGNMENT?                   In 2003, the Board consisted of 11 members. This Management Proxy Circular proposes
Yes                                            10 nominees for election as directors at the Annual Meeting on April 29, 2004.

---------------------------------------------  -------------------------------------------------------------------------------------

8. COMPENSATION OF DIRECTORS                   The Corporate Governance Committee reviews the adequacy and form of compensation
The board of directors should review the       of directors annually. In so doing, the Committee examines both the nature and
adequacy and form of the compensation          levels of compensation paid at comparable publicly traded companies. The results of
of directors and ensure the compensation       the review are discussed at the Board, along with related recommendations of the
realistically reflects the responsibilities    Committee for Board approval.
and risk involved in being an effective
director.
                                               A more detailed description of the compensation of directors is provided on page 7 of this Management Proxy Circular.
IS THE COMPANY IN ALIGNMENT?
Yes

---------------------------------------------  -------------------------------------------------------------------------------------

9. COMMITTEES AND OUTSIDE DIRECTORS            All committees of the Board are currently composed of outside directors, all of whom
Committees of the board of directors should    are unrelated.
generally be composed of outside directors,
a majority of whom are unrelated directors,    The composition of the committees and attendance record of directors can be found
although some board committees, such as        on page 7 of this Management Proxy Circular.
the executive committee, may include one
or more inside directors.                      The charters of the committees can be found on the Company website at
                                               www.abitibiconsolidated.com.
IS THE COMPANY IN ALIGNMENT?
Yes

NYSE STANDARDS
The NYSE standards require that the nomi-      Each of the Corporate Governance Committee and the Human Resources and Compensation
nating/corporate governance committee          Committee are currently composed of independent directors. The charters of these
and the compensation committee be com-         committees comply with the content requirements of the NYSE standards.
posed entirely of "independent" directors.
The committees are also required to have
written charters addressing certain
listed matters.

---------------------------------------------  -------------------------------------------------------------------------------------

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------
10. APPROACH TO CORPORATE GOVERNANCE           As set out in its charter, the Corporate Governance Committee is responsible for all
GENERAL.                                       matters of corporate governance, including:
Every board of directors should expressly
assume responsibility for, or assign to a      o developing with management a set of corporate governance principles for the
committee of directors, responsibility for,      Company;
developing the corporation's approach          o monitoring the Company's approach to corporate governance issues;
to corporate governance issues.                o evaluating its practices with regard to their conformity with the laws, regulations and listing requirements to which the Company is subject; and
This committee would, amongst other            o monitoring any disclosure documents related to corporate governance.
things, be responsible for the corporation's
response to these governance guidelines.

IS THE COMPANY IN ALIGNMENT?
Yes

SARBANES ACT                                   The Company has adopted a code of conduct for senior management and directors meeting
CODE OF CONDUCT.                               the requirements of the Sarbanes Act. The Company has also adopted a code of conduct
The rules promulgated under the Sarbanes       for non-unionized employees. Both codes are published on the Company website at
Act require public companies to disclose       www.abitibiconsolidated.com.
whether they have adopted a "code of
ethics" for the executive officers and its     The Company will provide any person, upon request to the Secretary of the Company,
senior financial officers. A code of ethics    with a copy of the codes of conduct free of charge. No waivers were granted from the
must be designed to deter wrongdoing and       Company's codes of conduct in 2003. In December 2003, the Corporate Governance
to promote certain listed items.               Committee approved some amendments to both codes of conduct pertaining to the reporting of concerns and complaints, as disclosed on the Company website at
                                               www.abitibiconsolidated.com.

                                               The Company also intends to disclose on its website any subsequent amendment to the codes of conduct or waiver thereof extended to a director or officer of the Company, as required by applicable securities legislation and stock exchange rules.

NYSE STANDARDS                                 The Company's codes of conduct would comply with NYSE Standards, but for the fact
The NYSE Standards require U.S. listed         that they do not currently apply to unionized employees. As a foreign private issuer
companies to adopt a code of business          on the NYSE, the Company does not have to comply with the NYSE's requirements
conduct and ethics for directors, officers     relating to codes of conduct.
and employees, and promptly disclose any
waivers of the code for directors or
executive officers.

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


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

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
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
11. POSITION DESCRIPTIONS                      Written charters are currently in place for the Board and all committees of the
The board of directors, together with the      Board. The Corporate Governance Committee reviews the charters on a yearly basis.
CEO, should develop position descriptions
for the board and for the CEO, involving       A position description for the Chair of the Board has been adopted by the Corporate
the definition of the limits to manage-        Governance Committee. The Chair's principal responsibility is to oversee the
ment's responsibilities. In addition, the      efficient operation of the Board and its committees. The Human Resources and
board should approve or develop the corpo-     Compensation Committee has adopted a position description for the President and Chief
rate objectives which the CEO is responsible   Executive Officer.
for meeting.
                                               The involvement of the Board and the Human Resources and Compensation Committee
                                               regarding corporate objectives is discussed under item 1 (c) above.
IS THE COMPANY IN ALIGNMENT?
Yes                                            The Board expects management to be responsible for the effective, efficient and prudent management of the Company.

                                               The Board has put in place delegations of authority to define the limits of management's authority and responsibilities.

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12. BOARD INDEPENDENCE                         The Chair of the Board, who is not a member of management, has the responsibility
Every board should have in place appro-        of ensuring the efficient operation of the Board and its committees.
priate structures and procedures to ensure
that the board can function independently      The Corporate Governance Committee is entrusted with making recommendations regarding
of management. An appropriate structure        the communication process between the Board and management, reviewing the structure
would be to:                                   of the Board and the committees on an annual basis, and monitoring the quality of information provided to the Board by management.
a. appoint a chair of the board who is not
   a member of management with responsi-       As contemplated by its Charter, the Board holds in camera sessions without management bility to ensure that the board discharges  at every regular meeting.
   its responsibilities; or
b. adopt alternate means such as assigning
   this responsibility to a committee of the
   board or to a director, sometimes
   referred to as the "lead director".

Appropriate procedures may involve the
board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

IS THE COMPANY IN ALIGNMENT?
Yes

NYSE STANDARDS                                 The Chair of the Board, Mr. Richard Drouin, presides over non-management directors'
The NYSE Standards also contain a similar      meetings. The Company's code of conduct for directors and management and the code
requirement that non-management directors      of conduct for non-unionized employees provide a procedure for receiving, retaining
meet at regularly scheduled executive          and handling complaints concerning accounting, internal accounting controls and
sessions without management and requires       auditing matters, which complies with the rules promulgated under the Sarbanes Act.
a company to disclose a method for inter-      Any interested party may communicate with the Chair regarding any other concerns at
ested parties to communicate directly with     the Company's corporate address: 1155 Metcalfe Street, Suite 800, Montreal, Quebec,
non-management directors.                      H3B 5H2

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

THE TSX GUIDELINES                             GOVERNANCE PRACTICES AT ABITIBI-CONSOLIDATED
---------------------------------------------  -------------------------------------------------------------------------------------
13. AUDIT COMMITTEE                            The Audit Committee is composed entirely of outside directors, all of whom are also
                                               "unrelated" directors.
The audit committee of every board of
directors should be composed only of
outside directors.                             The Board has adopted a written charter for the Audit Committee that sets out the roles and responsibilities of the committee, which can be found on the Company
The roles and responsibilities of the audit    website at www.abitibiconsolidated.com. The charter addresses all matters identified
committee should be specifically defined       in TSX Guideline 13.
so as to provide appropriate guidance to
audit committee members as to their
duties. The audit committee should have
direct communication channels with the
internal and external auditors to discuss
and review specific issues as appropriate.
The audit committee duties should include
oversight responsibility for management
reporting on internal control. While it is
management's responsibility to design and
implement an effective system of internal
control, it is the responsibility of the audit
committee to ensure that management has
done so.

IS THE COMPANY IN ALIGNMENT?
Yes

NYSE STANDARDS                                 The Company is in compliance with all NYSE audit committee requirements, except for
The NYSE Standards also contain certain rules  requirements relating to the preparation of an audit committee report for inclusion
pertaining to audit committees, including:     in its annual proxy circular, as no report need be prepared by the Company as a
a. requirements on independence (members       foreign private issuer under U.S. law.
   must satisfy the independence criteria
   of the NYSE Standards (as discussed in
   item 2 above) and of Rule 10A-3 under
   the U.S. Securities Exchange Act of 1934);
b. rules on financial literacy of members;
c. matters to be addressed by the commit-
   tee's charter; and
d. the existence of an internal audit
   function.

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14. OUTSIDE ADVISERS                           In accordance with its Charter, the Board, in discharging its duties and
The board of directors should implement a      responsibilities in connection with any meeting of the Board or of any of the
system which enables an individual director    committees:
to engage an outside advisor at the            o shall have access to the employees and management of the Company,
expense of the corporation in appropriate      o may invite officers, employees or any other person to attend meetings of the Board
circumstances. The engagement of the             or of any committee of the Board to assist in the discussion and examination of the
outside advisor should be subject to the         matters under consideration by the Board or such committee, and
approval of an appropriate committee of        o may conduct such examinations, investigations or inquiries, and engage such special
the board.                                       legal, accounting or other external advisors, at the expense of the Company, at such times and on such terms and conditions as the Board considers appropriate.
IS THE COMPANY IN ALIGNMENT?
Yes

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

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